UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Management Network Group, inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

561693102

(CUSIP Number)

October 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 561693102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BC Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,400,000*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,400,000*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%*

12.	Type of Reporting Person (See Instructions) HC/CO

*.  The percentage is based on 35,815,177 shares of common stock issued and outstanding as of August 9, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

CUSIP No. 561693102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,400,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,400,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%*

12.	Type of Reporting Person (See Instructions) IA/PN

*.  The percentage is based on 35,815,177 shares of common stock issued and outstanding as of August 9, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

CUSIP No. 561693102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,400,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,400,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%*

12.	Type of Reporting Person (See Instructions) HC/IN

* The percentage is based on 35,815,177 shares of common stock issued and outstanding as of August 9, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

This Schedule 13G relates to the common stock (“Common Stock”) of THE MANAGEMENT NETWORK GROUP, INC., acquired by SRB Management, L.P., a Texas limited partnership (“SRB Management”) for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”).  BC Advisors, LLC, a Texas limited liability company (“BCA”), is the general partner of, SRB Management, which is the general partner of SRBGC, SRBQP and SRB Offshore (SRBGC, SRBQP and SRB Offshore are collectively referred to as the “Greenway Partnerships”).  Steven R. Becker is the sole principal of BCA. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1.
	(a)	Name of Issuer THE MANAGEMENT NETWORK GROUP, INC.
	(b)	Address of Issuer’s Principal Executive Offices 7300 College Boulevard Suite 302 Overland Park, Kansas 66210

Item 2.
	(a)	Name of Person Filing See Item 1 of each cover page.
	(b)	Address of Principal Business Office or, if none, Residence 300 Crescent Court, Suite 1111 Dallas, Texas 75201
	(c)	Citizenship See Item 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 561693102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of the date of this filing, SRB Management is the beneficial owner of 3,400,000 shares of Common Stock for the accounts of the Greenway Partnerships.  As general partner of SRB Management, BCA may be deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by SRB Management, and as the sole manager of BCA, Steven Becker may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management. The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Greenway Partnerships in a private transaction from two third party affiliates of the Issuer on June 29, 2007, as part of a larger sale by the affiliates to multiple unaffiliated purchasers.  The Greenway Partnerships have requested that the Issuer register the shares acquired by the Greenway Partnerships in the private transaction for resale and are currently in negotiations with the Issuer regarding such registration.

(b) Percent of class: As of the date of this filing, SRB Management, BCA and Steven R. Becker may each be deemed to beneficially own 9.5% of the Common Stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2007
Date

BC ADVISORS, LLC

/s/ Steven R. Becker
Signature
Steven R. Becker, Member
Name/Title

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

/s/ Steven R. Becker
Signature
Steven R. Becker, Member
Name/Title

/s/ Steven R. Becker
Signature
Steven R. Becker
Name/Title